UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): August 1, 2022

LANDA APP LLC

(Exact name of issuer as specified in its charter)

Delaware	85-1099443
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Full mailing address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App LLC - 1394 Oakview Circle Forest Park GA LLC	Landa App LLC - 7349 Exeter Court Riverdale GA LLC
Landa App LLC - 1703 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8645 Embrey Drive Jonesboro GA LLC
Landa App LLC - 1712 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8780 Churchill Place Jonesboro GA LLC
Landa App LLC - 1743 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8796 Parliament Place Jonesboro GA LLC
Landa App LLC - 1750 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8641 Ashley Way Douglasville GA LLC
Landa App LLC - 4267 High Park Lane East Point GA LLC	Landa App LLC - 8651 Ashley Way Douglasville GA LLC
Landa App LLC - 4474 Highwood Park Drive East Point GA LLC	Landa App LLC - 8652 Ashley Way Douglasville GA LLC
Landa App LLC - 8569 Creekwood Way Jonesboro GA LLC	Landa App LLC - 8653 Ashley Way Douglasville GA LLC
Landa App LLC - 9439 Lakeview Road Union City GA LLC	Landa App LLC - 8654 Ashley Way Douglasville GA LLC
Landa App LLC - 10167 Port Royal Court Jonesboro GA LLC	Landa App LLC - 8655 Ashley Way Douglasville GA LLC
Landa App LLC - 1246 Elgin Way Riverdale GA LLC	Landa App LLC - 8659 Ashley Way Douglasville GA LLC
Landa App LLC - 1910 Grove Way Hampton GA LLC	Landa App LLC - 8662 Ashley Way Douglasville GA LLC
Landa App LLC - 593 Country Lane Jonesboro GA LLC	Landa App LLC - 8668 Ashley Way Douglasville GA LLC
Landa App LLC - 6436 Stone Terrace Morrow GA LLC	Landa App LLC - 8670 Ashley Way Douglasville GA LLC
Landa App LLC - 6440 Woodstone Terrace Morrow GA LLC	Landa App LLC - 8674 Ashley Way Douglasville GA LLC
Landa App LLC - 6848 Sandy Creek Drive Riverdale GA LLC	Landa App LLC - 8675 Ashley Way Douglasville GA LLC
Landa App LLC - 687 Utoy Court Jonesboro GA LLC	Landa App LLC - 8677 Ashley Way Douglasville GA LLC
Landa App LLC - 729 Winter Lane Jonesboro GA LLC	Landa App LLC - 8678 Ashley Way Douglasville GA LLC
Landa App LLC - 8679 Ashley Way Douglasville GA LLC
Landa App LLC - 8683 Ashley Way Douglasville GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Distribution Declaration

On August 1, 2022, Landa Holdings, Inc. (the “Manager”), as manager to each of the following series (each a “Series” and collectively the “Series”) of the Company, declared and paid a cash distribution (the “Distribution”) for such Series for the month of July 2022 (the “Distribution Period”), in the amount set forth in the table below.

For Shares purchased during the Distribution Period, holders of shares in each Series (“Shares”) will be eligible to receive distributions (rounded) calculated on a pro-rata basis, based on the number of days in the applicable Distribution Period that such holder owned such Shares.

Series	Cash Available for Distribution	Distribution per Share (1)
Landa App LLC - 1246 Elgin Way Riverdale GA LLC	$446.43	$0.045
Landa App LLC - 8653 Ashley Way Douglasville GA LLC	$555.36	$0.056
Landa App LLC - 8655 Ashley Way Douglasville GA LLC(2)	$556.66	$0.056
Landa App LLC - 4267 High Park Lane East Point GA LLC(2)	$362.29	$0.036
Landa App LLC - 8662 Ashley Way Douglasville GA LLC	$375.46	$0.038
Landa App LLC - 4474 Highwood Park Drive East Point GA LLC	$198.43	$0.020
Landa App LLC - 8675 Ashley Way Douglasville GA LLC	$643.39	$0.064
Landa App LLC - 8645 Embrey Drive Jonesboro GA LLC	$608.12	$0.061
Landa App LLC - 6436 Stone Terrace Morrow GA LLC	$375.37	$0.038
Landa App LLC - 8796 Parliament Place Jonesboro GA LLC	$415.58	$0.042
Landa App LLC - 7349 Exeter Court Riverdale GA LLC	$519.73	$0.052
Landa App LLC - 687 Utoy Court Jonesboro GA LLC	$365.76	$0.037
Landa App LLC - 8780 Churchill Place Jonesboro GA LLC(2)	$518.65	$0.052
Landa App LLC - 8670 Ashley Way Douglasville GA LLC	$342.81	$0.034
Landa App LLC - 8659 Ashley Way Douglasville GA LLC(2)	$722.56	$0.072
Landa App LLC - 8674 Ashley Way Douglasville GA LLC	$468.45	$0.047
Landa App LLC - 10167 Port Royal Court Jonesboro GA LLC	$397.37	$0.040
Landa App LLC - 8677 Ashley Way Douglasville GA LLC	$493.50	$0.049
Landa App LLC - 8654 Ashley Way Douglasville GA LLC	$463.91	$0.046
Landa App LLC - 1703 Summerwoods Lane Griffin GA LLC	$312.27	$0.031
Landa App LLC - 1743 Summerwoods Lane Griffin GA LLC	$484.10	$0.048
Landa App LLC - 1394 Oakview Circle Forest Park GA LLC	$365.85	$0.037
Landa App LLC - 9439 Lakeview Road Union City GA LLC	$323.22	$0.032
Landa App LLC - 8679 Ashley Way Douglasville GA LLC	$368.33	$0.037
Landa App LLC - 6440 Woodstone Terrace Morrow GA LLC(2)	$350.99	$0.035
Landa App LLC - 8569 Creekwood Way Jonesboro GA LLC(2)	$332.56	$0.033
Landa App LLC - 8641 Ashley Way Douglasville GA LLC	$422.36	$0.042
Landa App LLC - 8678 Ashley Way Douglasville GA LLC	$297.32	$0.030
Landa App LLC - 8651 Ashley Way Douglasville GA LLC	$463.22	$0.046
Landa App LLC - 1750 Summerwoods Lane Griffin GA LLC	$446.95	$0.045
Landa App LLC - 1712 Summerwoods Lane Griffin GA LLC	$284.67	$0.028
Landa App LLC - 8683 Ashley Way Douglasville GA LLC	$436.33	$0.044
Landa App LLC - 8652 Ashley Way Douglasville GA LLC(2)	$577.66	$0.058
Landa App LLC - 593 Country Lane Drive Jonesboro GA LLC	$396.73	$0.040
Landa App LLC - 6848 Sandy Creek Drive Riverdale GA LLC	$719.83	$0.072
Landa App LLC - 1910 Grove Way Hampton GA LLC	$611.18	$0.061
Landa App LLC - 8668 Ashley Way Douglasville GA LLC	$440.06	$0.044
Landa App LLC - 729 Winter Lane Jonesboro GA LLC(3)	$0.00	$0.00

(1)	Each Share represents a 1/10,000th interest in the Distribution.

(2)	The Manager, acting in its sole discretion, is using a portion of its Reserve (as defined in our Offering Circular available on the SEC’s website dated January 7, 2022 (the “Offering Circular”)) to pay holders of this Series’ Share a Distribution.

(3)	The Property underlying this Series is vacant. The Manager has determined that this Series does not have sufficient amounts (including any amounts in its Reserves) and will not be able to pay a Distribution to the holders of this Series’ Shares for this Distribution Period. This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property

For any additional information regarding the Shares discussed herein, shareholders should refer to the Offering Circular available here. Further information detailing the calculation of cash available for distribution for each Series is available on the Landa Mobile App, which is available on iOS and Android devices.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2022	LANDA APP LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

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